Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Updates on Agreements by CPV to
Increase Interests in Two Power Plants

Singapore, October 13, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) previously announced in July 2024 that CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, executed a Memorandum of Understanding and a purchase and sale agreement (the “Purchase Agreement”) to purchase additional interests in two operating natural gas fired power plants, CPV Shore Holdings, LLC (“CPV Shore”) and CPV Maryland, LLC (“CPV Maryland”) (together, the “Power Plants”) in which CPV already has an interest.

OPC has now announced the completion by CPV of the acquisition of an additional 25% interest in CPV Maryland under the Purchase Agreement and that binding purchase agreements for the acquisition of an additional 31% interest in CPV Shore and a further 25% interest in CPV Maryland were executed between CPV and the relevant seller (the “Additional Binding Purchase Agreements”). Subject to the closing of the transactions under the Additional Binding Purchase Agreements, the total holdings of CPV in CPV Shore and CPV Maryland will be approximately 69% and approximately 75%, respectively.  OPC announced that based on the rights of the owners of the remaining stakes in the Power Plants, OPC expects to continue to account for CPV Shore and CPV Maryland as “associated companies” in its financial statements.

OPC announced that the total amount required in connection with all such acquisitions (to the extent completed) is estimated to be $200 – $230 million.

Completion of the acquisitions of additional interests in CPV Shore and CPV Maryland under the Additional Binding Purchase Agreements are each contingent on completion of the other and are subject to conditions precedent, including no material adverse events and the receipt of regulatory approvals, which OPC announced are expected to be obtained during Q4 2024.

For further information, see Kenon’s Reports on Form 6-K furnished on July 14 and July 21, 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the agreements to acquire additional interests in the Power Plants, the total amount estimated to be payable, the expected timing of regulatory approvals and related statements, and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements.  Such risks include risks relating to whether the acquisitions of the additional interests in the Power Plants are completed on the terms disclosed or at all, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.